UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT

TO SECTIONS 6(c) AND 6(e) OF THE INVESTMENT

COMPANY ACT OF 1940 EXEMPTING APPLICANT FROM

CERTAIN PROVISIONS OF THAT ACT

BEVERLY HILLS BANCORP INC.

Post Office Box 8280

Calabasas, California 91372

March 15, 2013

Communications, Notice and Order to:

Please direct all communications regarding this Application to:	Copies to:
Alan B. Spatz, Esq. Dietrick L. Miller, Esq. TroyGould PC 1801 Century Park East, Suite 1600 Los Angeles, CA 90067 (310) 789-1231	Beverly Hills Bancorp Inc. Post Office Box 8280 Calabasas, California 91372 Attention: William D. King

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF: Beverly Hills Bancorp Inc. Post Office Box 8280 Calabasas, California 91372	APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTIONS 6(c) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING APPLICANT FROM CERTAIN PROVISIONS OF THAT ACT

I.	INTRODUCTION

Beverly Hills Bancorp Inc., a Delaware corporation (“BHBC”), hereby requests that the Securities and Exchange Commission (the “Commission”) grant BHBC exemptive relief pursuant to Sections 6(c) and 6(e) of the Investment Company Act (the “Act”) in accordance with the conditions described below.

BHBC requests exemptive relief to the extent necessary to permit it to hold certain types of instruments that may be “securities” (as defined in Section 2(a)(36) of the Act), such as short-term U.S. government securities, certificates of deposit and deposit accounts with banks that are insured by the FDIC, commercial paper rated A-1/P-1, shares of registered money market funds, and any instruments that are eligible for investment by money market funds consistent with rule 2a-7 under the Act (collectively, “Permitted Securities”), without being required to register as an investment company under the Act. BHBC requests this relief in order to permit it to preserve the value of its assets for the benefit of its security holders, and submits that this relief is necessary and appropriate for the public interest. BHBC requests this relief until the earlier of one year from the date of grant of such exemptive relief order or such time as BHBC would no longer be required to register as an investment company under the Act. During the term of the proposed exemption, BHBC will comply with Sections 9, 17(a), 17(d) (subject to the modifications described below), 17(e), 17(f), 36 through 45, and 47 through 51 of the Act and the rules thereunder.

This application is substantially similar to BHBC’s initial application for exemption under Sections 6(c) and 6(e) of the 1940 Act (File No. 812-13767), filed on April 22, 2010, and amendments to the application on October 18, 2010, and November 2, 2011 (the “Initial Application”). The Initial Application sought and this application seeks relief for one year. The Initial Application was granted on May 15, 2012 and the related order expires on May 15, 2013 or such time that BHBC would no longer be required to be registered as an investment company under the Act (the “Original Order”).

II.	BACKGROUND

A.	BHBC as a Bank Holding Company

From its incorporation in 1996 until April 24, 2009, BHBC was a one-bank bank holding company that conducted its banking and lending operations through its wholly owned subsidiary First Bank of Beverly Hills, a California banking corporation (the “Bank”). During this period, the Bank was the source of substantially all of BHBC’s revenues and income.

As a result of downturns in the real estate market, in 2008 the Bank sustained substantial losses in its real estate loan and mortgage-backed securities portfolios, and as of December 31, 2008, it no longer met applicable regulatory capital requirements. As a result, on February 13, 2009, the Federal Deposit Insurance Corporation (“FDIC”) and the California Department of Financial Institutions (the “CDFI”) issued an Order to Cease and Desist requiring the Bank to increase its regulatory capital within 60 days.

Later, on April 15, 2009, BHBC entered into a written agreement with the Federal Reserve Bank of San Francisco and the CDFI that required BHBC to, among other things, submit an “acceptable capital plan” to maintain sufficient capital at BHBC and the Bank.

Because the Bank was unable to increase its regulatory capital within the specified time periods, on April 24, 2009, the CDFI closed the Bank and the FDIC was appointed as the Bank’s receiver.

B.	BHBC’s Outstanding Securities

BHBC has only one class of capital stock outstanding, its common stock. Until February 12, 2009, the common stock of BHBC was listed on the NASDAQ Global Select Market and registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On February 12, 2009,

BHBC voluntarily delisted its common stock from the NASDAQ Global Select Market. On February 19, 2009, BHBC deregistered its common stock under Section 12(g) of the Exchange Act and on March 13, 2009, suspended its reporting obligations under Section 15(d) of the Exchange Act. As such, BHBC is no longer subject to the reporting requirements of the Exchange Act. The common stock is traded on the Pink Sheets, through no action of BHBC. As of February 28, 2013, BHBC had 79 holders of record.

BHBC has options outstanding under an equity incentive plan, the 2002 Equity Participation Plan (the “Plan”), established in 2002. All outstanding awards under the Plan were granted prior to the FDIC’s appointment as receiver for the Bank.

As of February 28, 2013, the only options outstanding under the Plan were options to purchase 120,000 shares of BHBC common stock, all of which were held by four persons, each of whom is a director and/or officer of BHBC. BHBC will not issue any additional awards under the Plan. The last award of options under the 2002 Plan was made on December 4, 2008.

The Plan may be deemed to be a “joint enterprise or other joint arrangement or profit-sharing plan” within the meaning of Section 17(d) of the Act and Rule 17d-1 thereunder. Because the Plan was established when BHBC was an operating company, to the extent that there are existing rights under the Plan, BHBC seeks an exception, to the extent necessary, from Section 17(d) to honor these outstanding awards.

C.	BHBC Post Bank Holding Company Business and Management

Since the Bank was placed into receivership, BHBC has had no active business or operations. Within several months of the receivership, BHBC terminated all employees, and since that time has paid two consultants on an hourly basis primarily for administrative and accounting services. BHBC does not maintain an office. BHBC is managed by its four member board of directors (“Board of Directors”).

Since the Bank was placed into receivership, the Board of Directors has been evaluating a course of action for BHBC, and has considered various alternatives, including liquidation and acquisition of an operating business, while preserving its assets. However, as discussed in greater detail below, because of BHBC’s financial condition and contingent liabilities, pursuing these courses of action has not been feasible.

D.	BHBC Financial Condition

Negative Net Worth. As of January 31, 2013, on a consolidated basis, for financial reporting purposes BHBC has assets of $7.9 million, liabilities of $40.4 million, and a stockholders’ equity of negative ($32.5 million).

Assets. On a non-consolidated basis, BHBC’s assets total approximately $6.3 million. BHBC currently has invested the assets in Permitted Securities since the Original Order.

In addition, BHBC has several direct or indirect wholly owned subsidiaries: Wilshire Acquisitions Corporation, WFC Inc., BH Commercial Capital I, Inc., BH Commercial Capital II, Inc., Wilshire Mortgage Funding Company IV, Inc., Wilshire Mortgage Funding Company V, Inc., Wilshire Mortgage Funding Company V, Inc., Wilshire Ventures PFE, Inc., and FBBH Investment Services Corporation. None of these subsidiaries has any ongoing business or operations. As of January 31, 2013, only the following subsidiaries held any assets (excluding investments in other BHBC subsidiaries) (collectively, the “Subsidiary Assets”):

•

Wilshire Acquisitions Corporation has assets with a book value of $161,936, consisting of accrued interest ($53,801) and prepaid expenses ($108,135) related to the Wilshire Acquisitions Trust I (described below).

•

WFC Inc. has assets with a book value of $331,589, consisting of cash ($9,025), approximately 16 loans consisting of small consumer and residential mortgage loans (all of which were originated prior to the Bank’s receivership), with an aggregate principal amount of $321,000 outstanding (recorded at a discounted book value of $309,025) and prepaid expenses ($13,539).

•

BH Commercial Capital I, Inc., has assets with a book value of $1,084,799, consisting of two secured commercial real estate loans (both of which were originated prior to the Bank’s receivership) with an aggregate principal amount of $1,380,000 outstanding (recorded at a discount of $1,084,799), and no accrued interest.

As discussed below, BHBC also directly owns the common securities of two subsidiary trusts, Beverly Hills Statutory Trust 2006 and Beverly Hills Statutory Trust II, and indirectly owns through one of its indirect wholly owned subsidiaries, Wilshire Acquisitions Corporation, the common securities of a third subsidiary trust, Wilshire Acquisitions Trust I. These trusts were formed in connection with offerings of trust preferred securities in which the trust subsidiaries issued their common securities to BHBC, or Wilshire Acquisitions Corporation, as applicable, and their preferred securities to third party investors. The subsidiary trusts then loaned all of the proceeds of the sales of these trust preferred securities to BHBC, or Wilshire Acquisitions Corporation, as applicable, in exchange for junior subordinated debentures, as discussed below under “Liabilities.” Therefore, the subsidiary trusts have no assets aside from the junior subordinated debentures.

Liabilities. BHBC’s stated liabilities consist principally of $25.8 million of junior subordinated debentures issued to its two direct trust subsidiaries and BHBC’s subsidiaries’ stated liabilities consist principally of $10.3 million of junior subordinated debentures issued to its indirect trust subsidiary (discussed above under “Assets”). In the aggregate, interest in an approximate amount of $900,000 accrues on a yearly basis pursuant to these three series of junior subordinated debentures. There is no public market for any of the junior subordinated debentures or the trust preferred securities.

Under the terms of the junior subordinated debentures, BHBC may defer interest payments for up to 20 consecutive quarters. During the period when interest payments are being deferred, interest continues to accrue, compounding quarterly, at an annual rate equal to the interest in effect for such period and must be paid at the end of the deferral period. On January 29, 2009, BHBC elected to exercise this right. Therefore, no payments are due under the junior subordinated debentures until 2014. As of the date hereof, BHBC is not in default under the junior subordinated debentures and will not be in default for failing to make payments under the junior subordinated debentures until the end of the deferral period.

Contingent Liabilities. BHBC may be subject to contingent liabilities of uncertain amounts related to claims associated with its former operations as well as regulatory and stockholder claims in connection with the failure of the Bank. For example, BHBC was a defendant in an action brought in February 2011 by the bankruptcy trustee of an affiliate of a borrower of BHBC to recover approximately $12 million in payments that allegedly constituted a fraudulent conveyance. While this claim has settled, there is the possibility of other claims.

In addition, current and former directors and officers of the Bank are subject to two pending actions (the “Actions”) in connection with the failure of the Bank. These are: (i) an administrative action brought by the FDIC in 2011 against two former officers (one of whom has settled) seeking certain administrative sanctions and penalties; and (ii) a lawsuit brought by the FDIC in April 2012 against the Bank’s former directors (including all four current members of the Board of BHBC) and several former officers of the Bank for negligence, gross negligence, and breach of fiduciary duty in connection with their activities with the Bank. The latter action seeks $100.6 million in damages related to losses allegedly incurred by the Bank on certain loans.

Under BHBC’s Fourth Amended and Restated Bylaws and indemnification agreements between BHBC and certain current and former directors and officers of BHBC and the Bank, subject to certain conditions, BHBC is obligated to indemnify its current or former officers and directors, and is permitted to indemnify any former employees or agents, who are made or are threatened to be made a party to a proceeding by reason of the fact that such person is or was a director, officer, employee or agent of BHBC or any subsidiary of BHBC, including the Bank. BHBC is also obligated with respect to current and former officers and directors, and permitted with respect to employees and agents, to pay for or reimburse the reasonable expenses incurred with respect to such proceedings.

As a result, BHBC is indemnifying these directors and officers in connection with the Actions. The potential amount of the indemnification claim is unknown.

These obligations to advance expenses to and indemnify may be deemed to be prohibited transactions under Section 17(a) of the Act. Because the obligations to advance expenses to and indemnify arise from bylaw provisions adopted when BHBC was an operating company and are explicitly permitted under the General Corporation Law of the state of Delaware, in connection with the other relief sought by this Application, BHBC seeks an exception, to the extent necessary, from Sections 17(a) of the Act to permit it to advance expenses and indemnify these persons as required by the Fourth Amended and Restated Bylaws, the indemnification agreements or under applicable law.

E.	Objectives and Benefits to Security Holders

BHBC is seeking exemptive relief so that it may hold its liquid assets in the form of Permitted Securities. BHBC believes that the public interest will be best served by preserving such value for its security holders while its liabilities are resolved.

III.	APPLICABLE LAW

A.	Basis for Relief

Section 3(a)(1)(A) of the Act defines an “investment company” as any issuer who “is or holds itself out as being engaged primarily . . . in the business of investing, reinvesting or trading in securities.” Section 3(a)(1)(C) of the Act further defines “investment company” as any issuer which is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction from any provision of the Act “if and to the extent that such exemption is necessary or appropriate in the public interest.” Section 6(e) of the Act provides that “[i]f in connection with any . . . order under this section exempting any investment company from any provision of Section 7, the Commission deems it necessary or appropriate in the public interest or for the protection of investors that certain specified provisions of this title pertaining to registered investment companies shall be applicable in respect of such company, the provisions so specified shall apply to such company and to other persons in their transactions and relations with such company, as though such company were a registered investment company.”

BHBC acknowledges that it may be deemed to fall within one of the Act’s definitions of an investment company. Accordingly, BHBC requests an exemption under Sections 6(c) and 6(e) from all provisions of the Act, subject to certain exceptions described below. BHBC requests an exemption until the earlier of one year from the date of the requested order or such time as it would no longer be required to register as an investment company under the Act. BHBC believes that such relief is necessary or appropriate in the public interest, consistent with the protection of investors and is consistent with the purposes of the Act.

B.	Consistency with Purposes of Act

1.	Consistency with Previous Commission Policies

Relevant to the appropriateness of the requested relief is the exception from the definition of an “investment company” provided by Rule 3a-2 under the Act, which provides that an issuer is deemed not to be an “investment company” pursuant to Section 3(a)(1)(A) “during a period of time not to exceed one year; Provided, That the issuer has a bona fide intent to be engaged primarily, as soon as is reasonably possible (in any event by the termination of such period of time), in a business other than that of investing, reinvesting, owning, holding or trading in securities.…” Similarly, in interpreting Section 7(a) of the Act, which excludes from the scope of Section 7(a) transactions “which are merely incidental to [a company’s] dissolution,” the Commission has taken a position that companies are entitled to a certain amount of transition time without being subject to the requirements of the Act. Transient Investment Companies, Investment Company Act Release No. 10,943 (Nov. 16, 1979) (Proposed Rule). The Commission’s reasoning is that “it may not be appropriate to require an issuer to effect for only an interim period the significant operational modifications which may be necessary to comply with the Act.” Id.

The Commission further stated that Rule 3a-2 “creates a safe harbor for transient investment companies and is not intended to preclude a company from seeking either a no-action assurance from the Commission staff or a Commission order of exemption.” Transient Investment Companies, Investment Company Act Release No. 11,552 (Jan. 14, 1981) (Final Rule). In determining whether to grant relief for a company in an extended transition period, the Commission considers such factors as (1) whether the failure of the company to become primarily engaged in a non-investment business or excepted business or to liquidate within one year was due to factors beyond its control; (2) whether the company’s officers and employees during that period tried, in good faith, to effect the company’s investment of its assets in a non-investment business or excepted business or to cause the liquidation of the company; and (3) whether the company invested in securities solely to preserve the value of its assets. See Medidentic Mortgage Investors, SEC No-Action Letter (pub. avail. May 23, 1984); See also LDX Group, Inc., SEC No-Action Letter (May 4, 1990).

BHBC believes that it meets these criteria, and thus similar relief is justified. Just like the situations addressed by Rule 3a-2 and exemptions for companies in the process of dissolution, the public interest is not served by making BHBC comply with the requirements of the Act as it addresses its outstanding liabilities.

(a)	Factors Beyond Its Control; Good Faith Efforts

BHBC’s failure to become primarily engaged in a non-investment business or to liquidate within a year following the receivership of the Bank is due to factors beyond its control. BHBC’s Board of Directors has met three times in 2012 and has regularly considered the feasibility of liquidating or engaging in an operating non-investment business. The Board of Directors has concluded throughout this period that it is not feasible to commence or acquire a non-investment business or liquidate as a result of BHBC’s negative net worth and the uncertainties associated with actual and potential litigation and regulatory claims.

As discussed above, BHBC has approximately $25.8 million of junior subordinated notes associated with two trust preferred offerings by trust subsidiaries. This liability far exceeds BHBC’s assets. However, because BHBC has been able to defer payments on these notes until 2014, BHBC is able to pay its current obligations when due as they arise, and anticipates being able to do so through the date the junior subordinated notes become due. However, the Board of Directors believes it would be imprudent to utilize all or any significant part of BHBC’s remaining assets in an operating business until these liabilities are fully or substantially resolved. In this respect, BHBC is aware that a number of other bank holding companies, or former bank holding companies, have negotiated substantial debt reductions for early payment of trust preferred securities (resulting in a parallel reduction of the related junior subordinated notes). BHBC is exploring whether that is possible with its trust preferred securities and has begun exchanging information with the holders of the trust preferred securities with the intention that such information may encourage the holder to accept such a reduction.

Perhaps more importantly, BHBC has contingent liabilities relating to claims by regulatory agencies. The amounts of these claims are substantial and may exceed the amount of BHBC’s assets. Further, BHBC and current and former directors and officers of BHBC and its subsidiaries may become also be subject to further litigation arising from its former operations.

Finally, as discussed above, BHBC has indemnification obligations associated with claims made directly against directors and officers of BHBC or the Bank. While BHBC maintains certain insurance policies that may provide coverage to BHBC for indemnification payments, under the insurance policies, BHBC has already absorbed, prior to any payment by the insurers, a deductible of $500,000 of each covered loss ($1,000,000 for securities law violation). The carriers could deny coverage on the grounds of certain exclusions, limitations and loss participation provisions under such policies. If insurance coverage is denied and/or claims exceed the amount of coverage, BHBC may not be reimbursed for any expenses or indemnification payments incurred.

These contingent liabilities make it impossible to liquidate BHBC and distribute its assets to creditors and make it imprudent to utilize any substantial part of its assets in an operating business. These circumstances are unlikely to change over the requested one-year period in light of the nature of the actual and contingent liabilities.

(b)	Securities Solely to Preserve the Value of Its Assets

As indicated by the nature of BHBC’s investment activities, BHBC has invested its liquid assets solely to preserve the value of its assets. BHBC has invested solely in Permitted Securities since the Original Order. BHBC’s intention is not to profit from trading activities in securities, but is solely to hold securities that enable it to maintain the value of its assets.

While BHBC’s subsidiaries hold certain loans (discussed above under “Assets”), these loans were acquired prior to the Bank being put into receivership. Due to the characteristics of these loans and the current economic market, BHBC does not believe it can sell these assets except at a substantial discount to their value, if at all, and cannot foresee when such assets may be salable. BHBC does not believe its current ownership of these assets is inconsistent with its purpose of preserving the value of its assets for the benefit of its security holders.

2.	Consistency with the Public Interest

It is not in the public interest or necessary or appropriate for the protection of investors to subject BHBC to the requirements of the Act. BHBC is no longer subject to the reporting obligations under the Exchange Act and does not intend to make any public offering of its securities. BHBC’s common stock is not traded on any national securities exchange and is solely traded on the Pink Sheets, through no action of BHBC. The Pink Sheets currently categorizes BHBC’s common stock as in its “Pink Sheets Limited” category. The Pink Sheets warn investors that this category is designed for companies with financial reporting problems, economic distress, or in bankruptcy. Therefore, any potential investors are given substantial warning that BHBC is in “distress.”

The public interest is better served by allowing BHBC to continue to invest in Permitted Securities in order to preserve the value of its assets for the benefit of its security holders. Many operating companies use such securities as an alternative to bank checking accounts and other forms of short term liquid investment because the investment return offered by such instruments is highly competitive compared to the returns offered by those other investments, the risk to principal is minimal and such Permitted Securities are convenient to use. BHBC has a duty, as a matter of corporate law, to its stockholders to earn the highest possible investment return on its cash holdings consistent with the preservation of principal. If BHBC is permitted to invest in the Permitted Securities, it will be able to maintain the value of its assets for its stockholders and creditors with minimal risk of loss of such assets.

C.	Precedent

This application is substantially similar to BHBC’s Initial Application for exemption under Sections 6(c) and 6(e) of the 1940 Act (File No. 812-13767), filed on April 22, 2010, and amendments to the application on October 18, 2010, and November 2, 2011. The Initial Application sought and this application seeks relief for one year. The Initial Application was granted, and the Original Order issued, on May 15, 2012.

Further, BHBC believes that its situation continues to be substantially similar to that of Cityfed Financial Corp. (“Cityfed”). See Cityfed Financial Corp., Release Nos. IC-20074 (Feb. 15, 1994) (Notice); IC-20135 (Mar. 15, 1994) (Order). After the expiration of the original exemptive order, Cityfed received seven subsequent exemptive orders in light of its continuing efforts to resolve its contingent and other liabilities. See Cityfed Financial Corp., Release Nos. IC-20877 (Feb. 2, 1995) (Notice); IC-20929 (Feb. 28, 1995) (Order); IC-21710 (Jan. 26, 1996) (Notice); 21761 (Feb. 21, 1996) (Order); IC-22473 (Jan. 17, 1997) (Notice); IC-22506 (Feb. 12, 1997) (Order); IC-23659 (Jan. 20, 1999) (Notice); IC-23692 (Feb. 12, 1999) (Order); IC-24252 (Jan. 13, 2000) (Notice); IC-24283 (Feb. 9, 2000) (Order); IC-24825 (Jan. 11, 2001) (Notice); IC-24851 (Feb. 6, 2001) (Order); IC-25362 (Jan. 14, 2002) (Notice); IC-25411 (Feb. 6, 2002) (Order).

The Commission has also granted relief similar to that requested by this Application on numerous occasions to companies similar to BHBC that needed extended periods to either obtain an operating business or liquidate because of factors beyond their control. See First Coastal Corporation, SEC No-Action Letter (pub. avail. July 28, 1994) (Bank holding company liquidation in connection with settlement with FDIC regarding bank subsidiaries); Dean Witter Principal Guaranteed Fund III L.P., SEC No-Action Letter (pub. avail. July 23, 1992) (Partnership liquidation waiting for redemption date pursuant to partnership agreement); LDX Group, Inc., SEC No-Action Letter (pub. avail. May 4, 1990) (Liquidation delayed because of court order regarding agreement among shareholders); United Financial Group, Inc., Release Nos. IC-17395 (March 21, 1990) (Notice); IC-17441 (April 18, 1990) (Order) (Savings and loan holding company delayed in seeking an operating business because of pending bankruptcy and unresolved issues with bank regulators).

IV.	APPLICANT’S CONDITIONS

BHBC agrees that the requested order will be subject to the following conditions:

1. BHBC will not purchase or otherwise acquire any securities other than Permitted Securities, except that BHBC may acquire equity securities of an issuer that is not an “investment company” as defined in Section 3(a) of the Act or is relying on an exclusion from the definition of “investment company” under Section 3(c) of the Act other than Section 3(c)(1) or 3(c)(7), in connection with the acquisition of an operating business as evidenced by a resolution approved by BHBC’s Board of Directors. BHBC may continue to hold the Subsidiary Assets.

2. BHBC will not hold itself out as being engaged in the business of investing, reinvesting, owning, holding, or trading in securities.

3. BHBC will not make any primary or secondary public offerings of its securities, and it will notify its stockholders that an exemptive order has been granted pursuant to Sections 6(c) and 6(e) of the Act and that BHBC and other persons, in their transactions and relations with BHBC, are subject to Sections 9, 17(a), 17(d), 17(e), 17(f), 36 through 45, and 47 through 51 of the Act, and the rules thereunder, as if BHBC were a registered investment company, except as permitted by the order requested hereby.

4. Notwithstanding Sections 17(a) and 17(d) of the Act, an affiliated person (as defined in Section 2(a)(3) of the Act) of BHBC may engage in a transaction that otherwise would be prohibited by these sections with BHBC:

(a) if such proposed transaction is first approved by a bankruptcy court on the basis that (i) the terms thereof, including the consideration to be paid or received, are reasonable and fair to BHBC, and (ii) the participation of BHBC in the proposed transaction will not be on a basis less advantageous to BHBC than that of other participants; and

(b) in connection with each such transaction, BHBC shall inform the bankruptcy court of (i) the identity of all of its affiliated persons who are parties to, or have a direct or indirect financial interest in, the transaction; (ii) the nature of the affiliation; and (iii) the financial interests of such persons in the transaction.

V.	PROCEDURAL REQUIREMENTS

The Board of Directors of BHBC has adopted the resolutions attached hereto as Exhibit A authorizing the execution and filing of this Application.

Pursuant to Rule 0-2(c) under the Act, BHBC hereby states that the person signing and filing this Application is fully authorized to do so; that under the provisions of the Articles of Incorporation, Bylaws or similar governing documents, as amended, as applicable, of BHBC, responsibility for the management of the affairs of BHBC is vested in its Board of Directors or its officers, as the case may be; and that BHBC has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

The verification required by Rule 0-2(d) is attached to this Application as Exhibit B.

Pursuant to Rule 0-2(f) under the Act, BHBC further states that:

(a)	The address of BHBC is as follows:

Beverly Hills Bancorp Inc.

Post Office Box 8280

Calabasas, CA 91372

(b)	Any questions regarding this Application should be directed to:

Alan B. Spatz, Esq.

Dietrick L. Miller, Esq.

TroyGould PC

1801 Century Park East, Suite 1600

Los Angeles, CA 90067

(310) 789-1231

VI.	CONCLUSION

For the foregoing reasons, we respectfully request, on behalf of BHBC, that the SEC grant an exemptive order pursuant to Sections 6(c) and 6(e) of the Act, subject to terms and conditions set forth herein, without conducting a hearing. BHBC submits that the relief requested will be consistent with the protection of investors.

This Application has been duly executed as of the 15th day of March, 2013 by the undersigned officer of BHBC.

BEVERLY HILLS BANCORP INC.

By:	/s/ William D. King
Name:	William D. King
Title:	Chief Executive Officer

EXHIBIT A

BEVERLY HILLS BANCORP INC.

Resolutions of the Board of Directors

Authorization to Apply for Exemptive Relief

RESOLVED, that each of the Chief Executive Officer, the Chief Financial Officer, any Executive Vice President and the Secretary of the Company (each an “Authorized Officer” and collectively, the “Authorized Officers”) be, and each of them hereby is, authorized, empowered and directed, to prepare, execute and submit to the Securities and Exchange Commission (the “SEC”), on behalf of the Company, an application or applications seeking exemptive relief from such sections of the Investment Company Act of 1940, as amended (the “Act”), and the rules related thereto, as he deems necessary or appropriate for the Company to be able to preserve the value of its assets without registering under the Act; and

RESOLVED FURTHER, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, to take such additional actions and to execute and deliver on behalf of the Company such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendments or supplements to such applications, his authority therefore to be conclusively evidenced by the taking of any such action or the execution or delivery of any such documents; and

RESOLVED FURTHER, that upon issuance of an order of exemptive relief by the SEC in accordance with the terms and conditions of the above-described application, the Company is authorized to act in accordance with the provisions of such order.

General Enabling Resolution

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and directed, by and on behalf of the Company and in its name, to take all such other actions, to cause to be prepared and filed all such other documents, to make all expenditures and to execute all instruments deemed by him or them to be necessary or appropriate in carrying out the purposes of all of the foregoing resolutions.

Ratifying Resolution

RESOLVED FURTHER, that all actions by any and all officers and agents of the Company taken or performed prior to the date hereof in respect of the matters referred to in the foregoing resolutions be and such actions here by are, approved, ratified and confirmed in all respects.

EXHIBIT B

BEVERLY HILLS BANCORP INC.

VERIFICATION

The undersigned states that he has duly executed this application for exemptive relief pursuant to Sections 6(c) and 6(e) of the Act, dated March 15, 2013 for and on behalf of BHBC; that he is Chief Executive Officer of BHBC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BEVERLY HILLS BANCORP INC.

By:	/s/ William D. King
Name:	William D. King
Title:	Chief Executive Officer